TEMBEC INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)
	Dec. 24,	Sept. 24,	Dec. 25,
	2005	2005	2004
		(Audited)
Assets
Current Assets:
Cash and cash equivalents	$ 22.2	$ 35.1	$ 94.9
Temporary investments	10.0	15.7	19.6
Derivative financial instruments	0.1	5.9	81.7
Accounts receivable	414.9	428.1	459.6
Inventories	593.7	579.4	580.6
Prepaid expenses	28.2	24.2	22.0
	1,069.1	1,088.4	1,258.4
Derivative financial instruments	-	-	20.0
Investments	26.0	19.5	20.9
Fixed assets	2,093.8	2,120.4	2,368.1
Other assets	125.5	127.3	119.8
Future income taxes	107.0	94.9	83.4
Goodwill	3.3	3.3	26.4
	$ 3,424.7	$ 3,453.8	$ 3,897.0

Liabilities and Shareholders' Equity
Current Liabilities:
Bank indebtedness	$ 33.6	$ 35.0	$ 40.1
Operating bank loans	271.7	187.7	93.5
Accounts payable and accrued charges	493.1	502.8	539.2
Current portion of deferred gain on foreign exchange contracts	17.9	38.4	95.8
Current portion of long-term debt (note 3)	19.0	21.3	7.5
	835.3	785.2	776.1
Long-term debt (note 3)	1,491.8	1,494.4	1,568.7
Deferred gain on foreign exchange contracts	-	-	17.9
Other long-term liabilities and credits	141.9	139.5	137.0
Future income taxes	108.9	113.4	173.4
Minority interest	5.4	5.4	5.3
Redeemable preferred shares	25.7	25.7	25.7

Shareholders' equity:
Share capital (note 4)	838.9	838.5	837.6
Cumulative exchange translation of foreign subsidiaries	(3.0)	(3.0)	(3.0)
Retained earnings (deficit)	(20.2)	54.7	358.3
	815.7	890.2	1,192.9
	$ 3,424.7	$ 3,453.8	$ 3,897.0

TEMBEC INC. CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters ended December 24, 2005 and December 25, 2004
(unaudited) (in millions of dollars, unless otherwise noted)
	Quarters
	2005	2004
Sales	$ 809.8	$ 888.8
Freight and sales deductions	96.1	107.7
Countervailing and antidumping duties (note 2)	6.4	23.2
Cost of sales	695.3	731.3
Selling, general and administrative	37.8	40.8
Earnings before unusual items, interest, income taxes,
depreciation and amortization and other non-operating
expenses (EBITDA) (note 9)	(25.8)	(14.2)
Depreciation and amortization	57.3	59.7
Unusual item (note 6)	-	20.3
Operating loss	(83.1)	(94.2)

Interest, foreign exchange and other (note 5)	20.6	(27.4)
Exchange gain on long-term debt	(6.2)	(54.6)
Loss before income taxes and minority interests	(97.5)	(12.2)

Income taxes recovery (note 7)	(22.6)	(11.4)
Minority interests	-	(0.1)
Net loss	$ (74.9)	(0.7)
Basic loss per share (note 4)	$ (0.88)	$ (0.01)
Diluted loss per share (note 4)	$ (0.88)	$ (0.01)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

Quarters ended December 24, 2005 and December 25, 2004
(unaudited) (in millions of dollars)

	Quarters
	2005	2004
Retained earnings, beginning of period	$ 54.7	$ 360.4
Adjustment resulting from a change
in accounting policy (note 1)	-	(1.4)
Restated retained earnings, beginning of period	54.7	359.0
Net loss	(74.9)	(0.7)
Retained earnings (deficit), end of period	$ (20.2)	$ 358.3

TEMBEC INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
Quarters ended December 24, 2005 and December 25, 2004
(unaudited) (in millions of dollars)
	Quarters
	2005	2004
Cash flows from operating activities:
Net loss	$ (74.9)	$ (0.7)
Adjustments for:
Depreciation and amortization	57.3	59.7
Amortization of deferred financing costs	1.4	1.3
Exchange gain on long-term debt	(6.2)	(54.6)
Amortization of deferred gain on foreign exchange contracts	(20.5)	(42.6)
Derivative financial instruments loss (gain)	4.4	(19.2)
Proceeds on sale of derivative financial instruments	4.3	31.8
Loss (gain) on consolidation of foreign integrated subsidiaries	1.5	(0.8)
Future income taxes	(24.1)	(13.4)
Unusual item (note 6)	-	15.5
Other	2.6	(2.8)
	(54.2)	(25.8)
Changes in non-cash working capital:
Temporary investments	5.7	2.3
Accounts receivable	7.7	20.8
Inventories	(15.9)	(8.5)
Prepaid expenses	(4.1)	0.4
Accounts payable and accrued charges	(4.2)	2.3
	(10.8)	17.3
	(65.0)	(8.5)
Cash flows from investing activities:
Additions to fixed assets, net of disposals	(24.0)	(33.1)
Acquisition of investments, net of disposals	(7.1)	1.0
Other	(1.2)	(6.0)
	(32.3)	(38.1)
Cash flows from financing activities:
Change in operating bank loans	84.0	19.6
Repurchase of common shares, net of expenses	-	(1.9)
Increase in long-term debt	3.0	15.7
Repayment of long-term debt	(1.7)	(2.2)
Increase in other long-term liabilities	0.5	(0.2)
Other	0.1	(0.8)
	85.9	30.2
Foreign exchange loss (gain) on cash and cash equivalents held in foreign currencies	(0.1)	1.1
Net increase (decrease) in cash and cash equivalents	(11.5)	(15.3)
Cash and cash equivalents, net of bank indebtedness, beginning of period	0.1	70.1

Cash and cash equivalents, net of bank indebtedness, end of period	$ (11.4)	$ 54.8
Supplemental information:
Interest paid	$ 4.0	$ 1.7
Income taxes paid	$ 0.4	$ 2.5

TEMBEC INC. CONSOLIDATED BUSINESS SEGMENT INFORMATION
Quarters ended December 24, 2005 and December 25, 2004
(unaudited) (in millions of dollars)
				December 24, 2005
				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated
Sales:
External	$ 256.2	$ 292.0	$ 216.3	$ 45.3	$ 809.8
Internal	41.8	21.4	-	4.8	68.0
	298.0	313.4	216.3	50.1	877.8

EBITDA	17.4	(31.8)	(12.4)	1.0	(25.8)

Depreciation and amortization	14.9	26.6	13.9	1.9	57.3

Unusual item	-	-	-	-	-

Operating earnings (loss)	2.5	(58.4)	(26.3)	(0.9)	(83.1)

Net fixed asset additions	9.4	12.8	1.7	0.1	24.0
Goodwill	2.4	-	-	0.9	3.3

				December 25, 2004
				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated
Sales:
External	$ 283.3	$ 326.2	$ 232.5	$ 46.8	$ 888.8
Internal	48.0	21.2	-	3.9	73.1
	331.3	347.4	232.5	50.7	961.9

EBITDA	21.4	(37.1)	(0.6)	2.1	(14.2)

Depreciation and amortization	14.2	28.2	15.6	1.7	59.7

Unusual item	20.3	-	-	-	20.3

Operating earnings (loss)	(13.1)	(65.3)	(16.2)	0.4	(94.2)

Net fixed asset additions	11.7	17.2	4.1	0.1	33.1
Goodwill	3.9	-	21.6	0.9	26.4

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

1.	Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 24, 2005.

Changes in accounting policies

Effective September 26, 2004, the Company adopted retroactively with restatement the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3110 with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates.  For the Company, asset retirement obligations in connection with the adoption of CICA Handbook Section 3110 were primarily related to landfill capping obligations. The adoption of CICA Handbook Section 3110 has decreased the September 25, 2004 retained earnings by $1.4 million, increased net fixed assets by $1.1 million, decreased future income taxes by $0.7 million and increased liabilities by $3.2 million.

Business of the Company

The Company operates an integrated forest products business. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint, coated papers and bleached board. The Chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements.

2.	Commitments and contingencies

Countervailing and antidumping duties

In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

2.	Commitments and contingencies (cont.)

Countervailing duty

Effective May 22, 2002, the Company was subject to an initial countervailing duty of 18.79%. A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $49.7 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $68.3 million was incurred relating to lumber shipment to the U.S. between September 28, 2003 and September 25, 2004. On December 20, 2004, the USDOC reduced the countervailing duty deposit rate to 17.18%. On February 17, 2005, the rate was further corrected to 16.37%. A charge of $57.0 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and September 24, 2005. On December 12, 2005, the USDOC reduced the countervailing duty deposit rate to 8.7%. A charge of $10.2 million was incurred relating to lumber shipments to the U.S. between September 25, 2005 and December 24, 2005. The Company is currently remitting cash deposits to cover the applicable duty.

Antidumping duty

Effective May 22, 2002, the Company was subject to an initial average antidumping duty of 10.21%. While all cash payments since that date were made at the required deposit rates, the Company has, and continues to, regularly review its estimate of the antidumping duty expense by applying the USDOC's methodology to updated sales and cost data as it becomes available. The Company records a charge equal to the greater of the calculated amount or the actual duties deposited. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $31.5 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $43.1 million was incurred relating to lumber shipment to the U.S. between September 28, 2003 and September 25, 2004. On December 20, 2004, the USDOC increased the antidumping duty deposit to 10.59%. On February 17, 2005, the rate was further corrected to 9.1%. A charge of $32.4 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and September 24, 2005. On December 12, 2005, the USDOC reduced the antidumping duty deposit rate to 4.02%. As a result, the Company also recorded a favourable adjustment of $9.5 million relating to previously accrued antidumping duty charges in excess of actual cash deposits. A charge of $5.7 million was incurred relating to lumber shipments to the U.S. between September 25, 2005 and December 24, 2005. The Company is currently remitting cash deposits to cover the applicable duty.

The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time.

The following table summarizes the quarterly impact of the aforementioned duties on the Company's financial results:

			2006					2005
	Dec 05	Mar 06	Jun 06	Sep 06	Total	Dec 04	Mar 05	Jun 05	Sep 05	Total
Countervailing Duty	$ 10.2	-	-	-	$ 10.2	$ 14.8	$ 15.3	$ 15.0	$ 11.9	$ 57.0

Antidumping Duty	5.7	-	-	-	5.7	8.4	9.1	8.4	6.5	32.4
Antidumping Duty
Adjustments	(9.5)	-	-	-	(9.5)	-	-	-	-	-
Decrease to EBITDA	$ 6.4	-	-	-	$ 6.4	$ 23.2	$ 24.4	$ 23.4	$ 18.4	$ 89.4

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

3.	Long-term debt
	Maturity	Dec. 24, 2005	Sept. 24, 2005	Dec. 25, 2004
Tembec Inc. - non-interest bearing unsecured notes	09/2009	$ 23.9	$ 23.9	$ 23.9
Tembec Industries - US$350 million 8.625% unsecured senior notes	06/2009	408.1	409.9	430.4
Tembec Industries - US$500 million 8.5% unsecured senior notes	02/2011	583.0	585.6	614.9
Tembec Industries - US$350 million 7.75% unsecured senior notes	03/2012	408.1	409.9	430.4
Tembec SAS	12/2013	10.5	11.0	14.0
Tembec Envirofinance SAS	06/2017	12.0	12.6	8.2
Proportionate share - Marathon (50%)	03/2006	12.1	12.9	14.7
Proportionate share - Temlam (50%)	06/2015	36.0	32.5	20.8
Other	Various	17.1	17.4	18.9
		1,510.8	1,515.7	1,576.2
Less current portion		19.0	21.3	7.5
		$ 1,491.8	$ 1,494.4	$ 1,568.7

The Marathon joint venture does not meet certain financial covenants on its revolving operating line and its term loan with a syndicate of banks. As a result, the operating line, which expired in March 2005, has not been renewed pending the outcome of ongoing discussions with the syndicate. There is no recourse to the shareholders on either of these loan facilities.

4.	Share capital

In October 2005, the Company extended its normal course issuer bid allowing it to repurchase for cancellation up to 4,280,811 common shares (2004 - 4,293,046) (approximately 5% of outstanding shares). No common shares were repurchased under the plan during the December 2005 quarter (2004 - 244,700).

The following table provides the reconciliation between basic and diluted loss per share:

	December 24, 2005	December 25, 2004
Net loss	$ (74.9)	$ (0.7)
Weighted average number of common
shares outstanding	85,616,232	85,702,226
Dilutive effects:
Employees stock options	-	4,377
Weighted average number of diluted common
shares outstanding	85,616,232	85,706,603
Basic loss per share	$ (0.88)	$ (0.01)
Diluted loss per share	$ (0.88)	$ (0.01)

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

4.	Share capital (cont.)

The diluted loss per share is the same as the basic loss per share as the dilutive factors result in a decrease in the loss per share.

Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of common shares at an exercise price equal to the market price of the Company's common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The Company applied the settlement-based method of accounting for stock-based compensation awards granted to employees prior to September 28, 2003. Under this method, no compensation expense was recorded over the vesting period of these options. In accordance with Section 3870 of the CICA Handbook, the following pro forma disclosures present the effect on the loss per share had the fair value-based method been chosen between September 29, 2001 and September 27, 2003.

	December 24, 2005	December 25, 2004
Net loss:
As reported	$ (74.9)	$ (0.7)
Pro-forma	$ (74.9)	$ (0.8)
Loss per share:
As reported	$ (0.88)	$ (0.01)
Pro-forma	$ (0.88)	$ (0.01)

During the December 2005 quarter, the Company granted 634,741 stock options at $2.15 (2004 - 283,945 stock options at $7.77). The compensation expense amounted to $0.4 million (2004 - $0.2 million).

The fair value of options granted since the beginning of the fiscal years was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

	December 24, 2005	December 25, 2004
Dividend Yield	0.0%	0.0%
Volatility	37.0%	34.7%
Risk-free interest rate	3.9%	4.2%
Expected option lives (in years)	7.5	7.5
Weighted average fair value of options granted	$ 0.82	$ 2.89

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period.

	December 24, 2005		December 25, 2004
		Weighted		Weighted
		average		average exercise
	Shares	exercise price	Shares	price
Balance, beginning of fiscal year	4,129,253	$ 9.00	3,352,786	$ 12.13
Options granted	634,741	2.15	283,945	7.77
Options expired	(43,900)	11.94	(53,899)	10.26
Balance, end of December	4,720,094	$ 8.05	3,582,832	$ 11.82

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

5.	Interest, foreign exchange, and other

	Dec. 24,	Dec. 25,
	2005	2004
Interest on long-term debt	$ 30.4	$ 31.0
Interest on short-term debt	2.4	0.7
Interest income	(0.6)	(0.7)
Investment income	(0.4)	(4.6)
Interest capitalized on construction projects	(0.8)	(0.4)
	31.0	26.0
Amortization of deferred financing costs	1.4	1.3
Amortization of deferred gain on foreign exchange contract	(20.5)	(42.6)
Derivative financial instruments loss (gain)	4.4	(19.2)
Other foreign exchange items	1.6	6.5
Loss (gain) on consolidation of foreign integrated subsidiaries	1.5	(0.8)
Bank charges and other financing expenses	1.2	1.4
	(10.4)	(53.4)
	$ 20.6	$ (27.4)

6.	Unusual item

During the December 2004 quarter, as a result of a major restructuring of its sawmills in North Eastern Ontario, the Company recorded a non-cash charge of $15.5 million including $2.5 million for goodwill relating to the reduction of the carrying value of the fixed and other assets of two sawmills that were permanently closed. Employee severance and other closure costs amounting to $4.8 million were also recorded. The after-tax effect of theses charges was $14.2 million or $0.17 per share.

The following table provides the components of the unusual item:

Dec. 25,
2004
Fixed assets write-down	$ 12.8
Goodwill impairment	2.5
Write-down of investments	0.2
Severance and other labour-related costs	3.5
Idling and other costs	1.3
$ 20.3

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of dollars, unless otherwise noted)

6.	Unusual item (cont.)

	The following table provides the reconciliation components of the mill closure provisions:

		Dec. 24,	Dec. 25,
		2005	2004
	Opening balance	$ 18.8	$ -
	Additions: Severance and other labour-related costs	-	3.5
	Idling and other costs	-	1.3
	Payments: Severance and other labour-related costs	(5.9)	-
	Idling and other costs	(2.1)	-
	Ending Balance	$ 10.8	$ 4.8

7.	Income Taxes

		Dec. 24,	Dec. 25,
		2005	2004
	Loss before income taxes and minority interest	$ (97.5)	$ (12.2)
	Income taxes based on combined federal and provincial income tax rates
	of 33.3% (2005 - 33.3%)	$ (32.5)	(4.1)
	Increase (decrease) resulting from:
	Manufacturing and processing deduction	-	-
	Future income taxes adjustment due to rate enactments	4.3	-
	Net losses not recognized	7.5	2.8
	Rate differential between jurisdiction	(1.7)	(1.6)
	Non taxable portion of exchange gain on long-term debt	(1.3)	(10.0)
	Non deductible loss on consolidation of foreign integrated subsidiaries	0.5	0.5
	Other permanent differences	-	(0.3)
	Large corporations tax	0.6	1.3
		9.9	(7.3)
	Income taxes recovery	$ (22.6)	$ (11.4)
	Income taxes:
	Current	1.5	2.0
	Future	(24.1)	(13.4)
	Income taxes recovery	$ (22.6)	$ (11.4)

8.	Employee Future Benefits
		Dec. 24,	Dec. 25,
		2005	2004
	Defined benefit pension plan expenses	$8.9	$5.8
	Other employee future benefit plan expenses	$1.8	$1.7
	Defined contribution and other retirement plan expenses	$3.9	$4.3

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

9.	EBITDA

EBITDA is defined as earnings before unusual items, interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with Canadian GAAP. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of cash flows from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized as follows:

	Dec. 24,	Dec. 25,
	2005	2004
Cash flows from operating activities	$ (65.0)	$ (8.5)
Interest on long-term debt	30.4	31.0
Interest on short-term debt	2.4	0.7
Interest income	(0.6)	(0.7)
Investment income	(0.4)	(4.6)
Interest capitalized on construction projects	(0.8)	(0.4)
Proceeds on sale of derivative financial instruments	(4.3)	(31.8)
Other foreign exchange items	1.6	6.5
Bank charges and other financing expenses	1.2	1.4
Current income taxes	1.5	2.0
Minority interests	-	(0.1)
Unusual item - cash portion	-	4.8
Change in non-cash working capital	10.8	(17.3)
Other	(2.6)	2.8
EBITDA	$ (25.8)	$ (14.2)

In addition, the Company also uses EBITDA internally to evaluate the financial and operating performance of its reportable segments and individual business units. The Company believes that it is a useful indicator of profitability of its business segments and individual business units. Segmented EBITDA is equivalent to operating earnings prior to unusual items and the deduction of depreciation and amortization expense. The various components are outlined in the consolidated business segment information.

10.	Subsequent event

The Company has reached an agreement to sell its oriented strandboard (OSB) facility located in Saint-Georges- de-Champlain, Quebec to Jolina Capital Inc. (Jolina), a Company controlled by Mr. Emanuelle (Lino) Saputo, a significant shareholder of Tembec Inc. and a nominee as a director of the Company. The selling price will be $98.0 million and the transaction is expected to close in the March 2006 quarter.

11.	Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.